SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2008

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   LUFTHANSA INCREASES FUEL SURCHARGES BY 21%

              EUROPE'S FUEL SURCHARGING AIRLINES SET TO FOLLOW SUIT

Ryanair, Europe's largest low fares airline today (Tuesday, 11th March 2008) predicted that Europe's high fare airlines will begin another round of unjustified fuel surcharge increases following Lufthansa's decision yesterday to increase its short haul fuel surcharges by 21%. Lufthansa now charges passengers EUR17 per short haul flight and EUR77 on long haul flights despite the fact it is hedged at well below current market rates for oil. Ryanair is the only airline in Europe to guarantee passengers no fuel surcharges ever.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said,

"Passengers can expect another raft of unjustified fuel surcharge increases from Air France, Alitalia, British Airways and Iberia in the coming weeks. All of these airlines are hedged at well below current market rates for oil but all of them charge unjustified fuel levies and will use every possible opportunity to increase their surcharges. Lufthansa increased its fuel surcharges by another 21% yesterday and it will not be long before Europe's other fuel surcharging high fare airlines follow suit.

"The only way for passengers to avoid this fuel surcharge scam is to fly Ryanair, Europe's only airline to guarantee no fuel surcharges ever".


ENDS                                                    Tuesday, 11th March 2008


For reference:

Peter Sherrard - Ryanair, Tel: 01-8121228

Pauline McAlester - Murray Consultants, Tel: 01-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 March 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director